# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JX Luxventure Group Inc., CIK 0001546383
CUSIP: Y46002401
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100
Date of event which requires filing of this statement: 10/15/2026
Filed by CIK 0002079389
Persons authorized to receive notices and communications: Huidan Li, Bin Hai Da Dao No. 270 Lang Qin Wan Guo,, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100, (86) 595 8889 6198

## Reporting persons
- Huidan Li (CIK 0002079389): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 935,807; shared voting power 0; sole dispositive power 935,807; shared dispositive power 0; aggregate amount beneficially owned 935,807 (6.66% of the class)
  Comment: (1) The percentage is based on 14,059,877 shares of common stock, $0.0001 par value per share (the "Common Stock") of the Issuer outstanding as of October 16, 2026. The share information of Common Stock in this Schedule 13D has been retroactively adjusted, to give effect to a 1-for-10 reverse stock split of the Issuer Common Stock, effective as of April 26, 2023, a 1-for-4 reverse stock split of the Issuer's Common Stock, effective as of December 27, 2024 and a 1-for-15 reverse stock split of the Issuer's Common Stock, effective as of November 21, 2025 (the "Reverse Stock Splits").

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: JX Luxventure Group Inc.
Address of issuer's principal executive offices: Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100
Comment:
Explanatory Note

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the shares of common stock, $0.0001 par value (the "Common Stock"), of JX Luxventure Group Inc., a corporation organized under the laws of the Republic of Marshall Islands (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Person on March 27, 2026 ("Schedule 13D"). Except as specifically provided herein, Amendment No. 1 does not modify any of the information previously reported in Schedule 13D. The share and per share information of Common Stock in Amendment No. 1 reflects the Reverse Stock Splits. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(a) On September 1, 2021, the Issuer granted 333 shares of Common Stock to the Reporting Person under the Issuer's 2018 Equity Incentive Plan as compensation for services as director and officer of the Issuer.

(b) On May 4, 2022, the Issuer granted 167 shares of Common Stock to the Reporting Person under the Issuer's 2022 Equity Incentive Plan as compensation for services as director and officer of the Issuer.

(b) On January 3, 2026, the Issuer granted 35,000 shares of Common Stock to the Reporting Person as compensation for services as director and officer of the Issuer.

(c) On March 6, 2026, the Reporting Person acquired 650,307 shares of Common Stock from the Issuer in exchange for cancellation of $2,120,000 by the Reporting Person, representing the total outstanding amount due by the Issuer to the Reporting Person under that certain promissory note dated April 21, 2025.

(d) On October 15, 2026, the Issuer granted 250,000 shares of Common Stock to the Reporting Person under the Issuer's 2026 Equity Incentive Plan, as amended by Amendment #1, as compensation for his services as director and officer of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page of this Amendment No. 1 is incorporated herein by reference.

## Signatures
- Huidan Li: /s/ Huidan Li, Huidan Li (10/19/2026)